Exhibit 99.1

This is an unofficial in-house translation of the Swedish original. In case of differences the Swedish version shall prevail.

PRESS RELEASE	2018-12-14

NOTICE OF EXTRAORDINARY GENERAL MEETING IN OASMIA PHARMACEUTICAL AB (PUBL)

THE SHAREHOLDERS OF OASMIA PHARMACEUTICAL AB (PUBL) ARE HEREBY GIVEN NOTICE OF THE EXTRAORDINARY GENERAL MEETING ON FRIDAY 25 JANUARY 2019, AT 14.00 P.M., AT THE OFFICES OF THE COMPANY AT VALLONGATAN 1, 752 28 UPPSALA. THE REGISTRATION OPENS AT 13.15 P.M. THE BACKGROUND FOR THIS NOTICE IS THAT SHAREHOLDERS REPRESENTING MORE THAN 10 PER CENT OF THE SHARES IN THE COMPANY HAVE REQUESTED THAT AN EXTRAORDINARY GENERAL MEETING IS CONVENED TO ADDRESS THE MATTER OF ELECTION OF A NEW BOARD OF DIRECTORS OF THE COMPANY

REGISTRATION ETC.

Shareholders who wish to attend the general meeting shall:

•	be recorded in the share register kept by Euroclear Sweden AB on Saturday 19 January 2019 (since the record date is a Saturday, a shareholder therefore, has to be recorded in the share register kept by Euroclear Sweden AB on Friday 18 January 2019), and

•	give notice of intent to attend to the company no later than on Monday 21 January 2019. Notice to attend is made either by letter to Oasmia Pharmaceutical AB (publ), Vallongatan 1, SE-752 28 Uppsala, Sweden, by fax on +46 18 51 08 73 or by e-mail to info@oasmia.com.

Shareholders shall in their notice to attend state name, personal identification number or company registration number, address, phone number and number of assistants, if applicable. Shareholders whose shares are registered in the names of nominees must temporarily re-register such shares in their own name in order to be entitled to attend the Extraordinary General Meeting. In order for such re-registration to be completed on Saturday 19 January 2019, the shareholder must inform their nominees well before that day (since the record date is a Saturday, a shareholder has to make sure that the re-registration is completed on Friday 18 January 2019). Registration in this way may be temporary. Shareholders attending by proxy or a representative should send documents of authorisation to the mail address above well before the Extraordinary General Meeting. Anyone representing a legal entity is asked to provide a copy of certificate of registration or equivalent documentary authority which evidences authorised signatory. A template proxy form is available to shareholders upon request and is available at the company and at the company’s website, www.oasmia.com. Shareholders cannot vote or, in any other way, attend the Extraordinary General Meeting by remote access.

1(3)

This is an unofficial in-house translation of the Swedish original. In case of differences the Swedish version shall prevail.

AGENDA

1.	Opening of the meeting and election of chairman of the meeting
2.	Preparation and approval of the voting list
3.	Approval of the agenda
4.	Election of one or two persons to verify the minutes in addition to the chairman
5.	Determination as to whether the meeting has been properly convened
6.	Presentation of the nomination committee’s proposal of board of directors
7.	Resolution on the number of members of the board of directors
8.	Resolution on the remuneration to the members of the Board
9.	Election of the members of the board of directors and the chairman of the board of directors
10.	Closing of the meeting

OPENING OF THE MEETING AND ELECTION OF CHAIRMAN OF THE MEETING (ITEM 1)

The nomination committee proposes that Erik Sjöman, member of the Swedish Bar Association, is elected as chairman of the meeting.

RESOLUTION ON THE NUMBER OF MEMBERS OF THE BOARD OF DIRECTORS (ITEM 7)

The nomination committee and/or a shareholder representing more than 10 percent of the shares will, on the Extraordinary General Meeting at the latest, present a proposal on the number of members of the board of directors until the end of the next annual meeting.

RESOLUTION ON THE REMUNERATION TO THE MEMBERS OF THE BOARD (ITEM 8)

The nomination committee proposes that the general meeting shall resolve that any newly elected board members shall receive remuneration for their board work in accordance with the remuneration amounts resolved upon by the annual general meeting 2018, in proportion to the actual length of their term of office.

ELECTION OF THE MEMBERS OF THE BOARD OF DIRECTORS AND THE CHAIRMAN OF THE BOARD OF DIRECTORS (ITEM 9)

The nomination committee and/or a shareholder representing more than 10 percent of the shares will, on the Extraordinary General Meeting at the latest, present a proposal on member of the board of directors and chairman of the board of directors until the end of the next annual meeting.

DOCUMENTS FOR THE MEETING

Documents pursuant to the Swedish Companies Act will be available at the company’s website, www.oasmia.com, no later than three weeks before the general meeting and will be sent, immediately and free of charge to the recipient, to those shareholders who so request and state their postal address. The documents will also be available at the general meeting. A proxy form is available on the company’s website.

2(3)

This is an unofficial in-house translation of the Swedish original. In case of differences the Swedish version shall prevail.

DUTY TO PROVIDE INFORMATION

The board and the CEO shall, if any shareholder so requests and the board deems that it can be done without material harm to the company, provide information regarding circumstances that may affect the assessment of an item on the agenda.

SHARES AND VOTES

As per the day of this notice, the number of shares and votes in the company totals to 200,523,541 respectively. The company does not hold any own shares.

PROCESSING OF PERSONAL DATA

For information on how your personal data is processed, see https://www.euroclear.com/dam/ESw/Legal/Privacy-notice-bolagsstammor-engelska.pdf

Uppsala in December 2018
Oasmia Pharmaceutical AB (publ)

The Board of Directors

3(3)